Mail Room 4561

May 21, 2010

Hasmik Yaghobyan
Chief Financial Officer
Ventura Assets Limited
2241 Flintridge Drive
Glendale, CA 91206

> **Re: Ventura Assets Limited**
> **Post-Effective Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed May 17, 2010**
> **File No. 333-152976**

Dear Ms. Yaghobyan:

We have limited our review of the above-referenced filing to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Your registration statement was initially declared effective October 15, 2008 with audited financial statements through the fiscal year ended December 31, 2007. Please advise as to whether any sales have been made after July 15, 2009 under this registration statement.

2.   Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X, and as applicable update the remainder of the filing accordingly.

Hasmik Yaghobyan
Ventura Assets Limited
May 21, 2010
Page 2

Form S-1

Directors, Executive Officers, Promoters and Control Persons, page 31

3.   Please ensure that your disclosure briefly describes the business experience during the past five years of each director and executive officer as required by Item 401(e) of Regulation S-K. Include the names of the business or organization, along with the respective dates of employment, for each director and executive officer.

4.   Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve in such capacity, in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

5.   Please disclose whether any of your current directors have held directorships during the past five years in any publicly traded company. Refer to Item 401(e)(2) of Regulation S-K.

* * * * *

As appropriate, please amend your filing in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    *   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct all questions to Stephani Bouvet at (202) 551-3545 or, in her absence, to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal